VIA EDGAR AND EMAIL

July 24, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Del Frisco’s Restaurant Group, LLC
Registration Statement on Form S-1 (File No. 333-179141)

Dear Ms. Nguyen:

Del Frisco’s Restaurant Group, LLC, a Delaware limited liability company to be converted into a Delaware corporation prior to the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-179141) (the “Filing”) be accelerated and that it be declared effective July 26, 2012 at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

Further, the Company acknowledges:

•

Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is the Company’s understanding that its registration of the common stock of the Company under the Securities Exchange Act of 1934, as amended, on Form 8-A (File No. 001-35611) shall automatically become effective upon the later of the Commission’s receipt of certification from the NASDAQ Global Select Market regarding the common stock of the Company and the effectiveness of the Filing.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/S/ Thomas J. Pennison, Jr.

Thomas J. Pennison, Jr.

Chief Financial Officer

cc:	Jeffrey A. Chapman
Peter W. Wardle
Colin J. Diamond